EXHBIT 3.1

The Amended and Restated Articles of Incorporation of Sierra Pacific Resources have been amended as follows:

Article I Name.  The name of the corporation shall be NV Energy, Inc.

Article II Principal Place of Business.  The Corporation's principal office or place of business in the State of Nevada shall be at such location as may be from time to time designated by the Board of Directors.  The Corporation may maintain an office or offices in such other locations within or without the State of Nevada as may be from time to time designated by the Board of Directors or pusuant to the By-laws of the Corporation, and the Corporation may conduct all Corporation business of every kind and nature relative to the purposes of the Corporation, including the holding of meetings of directors and stockholders, outside the State of Nevada as well as in the State of Nevada.